NOTIFICATION OF THE REMOVAL FROM LISTING
AND REGISTRATION OF THE STATED SECURITIES

New York Stock Exchange LLC (the 'Exchange' or the
'NYSE') hereby notifies the SEC of its intention to remove the entire class of Common Stock, Corporate
Units, 5.95% Debentures due February 28, 2103 and
5.875% Debentures due March 24, 2103 (the
?Securities?) of Ambac Financial Group, Inc. (the
'Company') from listing and registration on the Exchange at the opening of business on December 27, 2010, pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the Securities are no longer suitable for continued listing and trading on the Exchange. NYSE Regulation?s action is being taken in view of the Company's November 8, 2010 announcement that it voluntarily filed for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern
District of New York. Additionally, the Company had previously been notified that it had fallen below the New York Stock Exchange?s (?NYSE?) continued listing standard for average closing price of less than $1.00 over a consecutive 30 trading day period.

1. The Exchange's Listed Company Manual (the 'LCM'), subsection 802.01D (Bankruptcy and/or Liquidation), states that the Exchange would normally give consideration to suspending or removing from the list a security of a company when an 'intent to file under any of the sections of the bankruptcy law has been announced or a filing has been made or liquidation has been authorized and the company is committed to proceed.'

2. The Exchange, on November 8, 2010, determined that the Securities of the Company should be suspended immediately from trading, and directed the preparation and filing with the Commission of this application for the removal of the Securities from listing and registration on the Exchange.
The Company was notified by letter on November 9, 2010.

3. Pursuant to the above authorization, a press release was immediately issued on November 9, 2010 and an announcement was made on the 'ticker' of the Exchange at the opening of the trading session and at the close of the trading session on November 9, 2010 of the suspension of trading in the Securities. Similar information was included on the Exchange's website.

4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Securities, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period.